 Exhibit (a)(1)(C)
PUBLIC DELISTING PURCHASE OFFER
(CASH OFFER)
by
Novartis BidCo AG
Lichtstrasse 35
4056 Basel
Switzerland
to the shareholders of
MorphoSys AG
Semmelweisstr. 7
82152 Planegg
Germany
for the acquisition of all no-par value bearer shares
including all no-par value bearer shares
represented by American Depositary Shares in
MorphoSys AG
against a cash consideration in the amount of
EUR 68.00 per share of MorphoSys AG
Pursuant to the Offer Document published on July 4, 2024

Acceptance Period: July 4, 2024 to August 2, 2024

The Acceptance Period (as defined in the Offer Document) commenced on July 4, 2024 and expires on August 2, 2024 at 24:00 hrs local time Frankfurt am Main, Federal Republic of Germany/6:00 p.m. local time New York, United States, unless the Acceptance Period is extended. The Delisting Purchase Offer satisfies the requirements for a tender offer pursuant to Sec. 39 para. 2 sentence 3 no. 1 BörsG and is, in particular, not subject to any conditions. Therefore, settlement of the Delisting Purchase Offer is not subject to any offer conditions.
Holders of MorphoSys Shares and MorphoSys ADSs (each as defined below) have the right to withdraw their acceptances of the Delisting Purchase Offer during the Acceptance Period (as defined in the Offer Document), including any extension thereof. See Section 17 of the Offer Document for a description of withdrawal rights that may apply following expiration of the Acceptance Period.

Nothing contained herein or in the enclosed documents shall constitute you or any other person as an agent of Novartis BidCo AG or any of its affiliates, The Bank of New York, Georgeson (trading name of Computershare Investor Services PLC) or Deutsche Bank AG or any affiliate of any of the foregoing, or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Delisting Purchase Offer (as defined below) other than the documents enclosed herewith and the statements contained therein.

July 4, 2024
To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:
We have been engaged by Novartis BidCo AG (the “Bidder”) to act as information agent in the United States (the “U.S. Information Agent”) in connection with its offer to purchase (the “Delisting Purchase Offer”) all no-par value bearer shares in MorphoSys AG (“MorphoSys Shares”), including all MorphoSys Shares represented by American Depositary Shares (“MorphoSys ADSs”) at a purchase price of EUR 68.00 per MorphoSys Share, including each MorphoSys Share represented by an MorphoSys ADS, in cash (the “Offer Consideration”), pursuant to its offer document (the “Offer Document”) published on July 4, 2024. As described in Section 13.2.5 of the Offer Document, with respect to MorphoSys ADSs, the Offer Consideration will be converted from Euros into U.S. dollars by The Bank of New York, as the ADS Tender Agent (the “ADS Tender Agent”). Therefore, at the time of acceptance of the Delisting Purchase Offer, it is not possible to state the exact U.S. dollar equivalent of the Offer Consideration.
Your prompt action is requested. We urge you to contact your clients as promptly as possible. The Acceptance Period commenced on July 4, 2024 and expires on August 2, 2024 at 24:00 hrs local time Frankfurt am Main, Federal Republic of Germany/6:00 p.m. local time New York, United States, unless the Acceptance Period is extended. The Delisting Purchase Offer satisfies the requirements for a tender offer pursuant to Sec. 39 para. 2 sentence 3 no. 1 BörsG and is, in particular, not subject to any conditions. Therefore, settlement of the Delisting Purchase Offer is not subject to any offer conditions.
Please furnish copies of the following enclosed materials to those of your clients for whose accounts you hold ADSs in your name or in the name of your securities intermediary:
1.   A printed form of letter to clients for whose accounts you hold MorphoSys ADSs registered in your name or in the name of your securities intermediary, with space provided for obtaining such clients’ instructions with regard to the Delisting Purchase Offer;
2.   the Offer Document;
3.   the ADS Letter of Transmittal for informational purposes;
4.   Form W-9 and the Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9;
5.   the Notice of Guaranteed Delivery, to be used by holders of MorphoSys ADSs to accept the Delisting Purchase Offer if the procedures set forth in the Offer Document to tender ADSs cannot be completed prior to the expiration of the Acceptance Period (see Subsection (D) of Section 13.2.2 of the Offer Document; and
6.   a return envelope addressed to you.
Please take note of the following:
(a)   If required by U.S. federal income tax laws, the ADS Tender Agent generally will be required to backup withhold at the applicable backup withholding rate from any payments made to certain U.S. holders of MorphoSys ADSs pursuant to the Delisting Purchase Offer. See Section 20.1 of the Offer Document.
(b)   In order for a book-entry transfer of MorphoSys ADSs held in a securities account with a broker or other securities intermediary that is a direct or indirect participant in DTC to constitute a valid tender of MorphoSys ADSs in connection with the Delisting Purchase Offer, the MorphoSys ADSs must be tendered by the holder’s securities intermediary prior to the expiration of the Acceptance Period. Further, prior to the expiration of the Acceptance Period, please send a confirmation regarding the book-entry of the MorphoSys ADSs to the designated account at DTC prior to the expiration of the Acceptance Period (as described in Subsection (C) of Section 13.3.2 of the Offer Document) and an Agent’s Message (as defined in the Offer Document).
(c)   If holders of MorphoSys ADSs wish to accept the Delisting Purchase Offer but such holders’ MorphoSys ADSs are not immediately available and/or if such holders cannot deliver all other required documents prior to the expiration of the Acceptance Period, such holders may nevertheless be able to accept the Delisting Purchase Offer, provided they can comply with the acceptance by guaranteed delivery procedures set forth in Subsection (D) of Section 13.2.2 of the Offer Document.
(d)   Pursuant to the terms of the Offer Document, holders of MorphoSys Shares and MorphoSys ADSs have the right to withdraw their acceptances of the Delisting Purchase Offer until the end of the Acceptance Period, including any extension thereof. See Section 17 of the Offer Document for a more detailed description of these and any further withdrawal rights that may apply following expiration of the Acceptance Period.
The complete terms and conditions of the Desliting Purchase Offer are contained in the Offer Document, which is available for download at www.novartis.com/investors/morphosys-acquisition/ delisting-purchase-offer. Additional copies of the Offer Document and related documents can be obtained free of charge through Georgeson, 1290 Avenue of the Americas, 9th Floor, New York, NY 10104, +1 (866) 356-7344 (toll-free in the United States), +1 (781) 236-4704 (outside the United States), and MorphoSysADS@Georgeson.com.
Best regards,
Georgeson
U.S. Information Agent